SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KIEWIT MATERIALS COMPANY

(Name of Subject Company (Issuer))
RINKER MATERIALS CORPORATION
and
JEM LEAR ACQUISITION COMPANY, INC.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01

(Title of Class of Securities)
US49387R1005
(CUSIP Number of Class of Securities)
Mike F. Egan
Vice President and General Counsel
Rinker Materials Corporation
1501 Belvedere Road
West Palm Beach, Florida 33406
(561) 833-5555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark D. Kaufman

Jeffrey M. Taylor
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

     This Amendment No. 4 to Tender Offer Statement on Schedule TO (this “Amendment No. 4”), the final amendment, relates to the offer by Jem Lear Acquisition Company, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Rinker Materials Corporation, a Georgia corporation (“Parent”), to purchase all the outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Kiewit Materials Company, a Delaware corporation (the “Company”) (including Shares that were received upon the conversion of the Company’s 8.028% Series 2000A Convertible Debentures due 2010, 7.35% Series 2000B Convertible Debentures due 2010, 8.25% Series 2000C Convertible Debentures due 2010, 7.81% Series 2000D Convertible Debentures due 2010 and 6.60% Series 2001 Convertible Debentures due 2011), at a purchase price of $17.00 per Share, payable net to the seller in cash without interest, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2002, as supplemented as of August 20, 2002 (the “Offer to Purchase”), and in the related Transmittal Letter (and related correspondence) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(I) to the Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2002, as amended by Amendment No. 1 thereto filed with the Commission on July 26, 2002, as amended by Amendment No. 2 thereto filed with the Commission on August 5, 2002, as amended by Amendment No. 3 thereto filed with the Commission on August 20, 2002, and as amended by this final Amendment No. 4 (collectively, the “Schedule TO”).

    All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to Amendment No. 3 is incorporated by reference in answer to Items 1 through 13 in this Amendment No. 4, except those items as to which information is or has been specifically provided in the Schedule TO. Capitalized terms used herein and not specifically defined have the meanings attributed to them in the Offer to Purchase.

    The Offer expired at 5:00 p.m., New York City time, on Wednesday, September 25, 2002. Based on information provided by the Depositary, 37,507,773 Shares were tendered in the Offer, representing approximately 98.3% of all of the outstanding Shares. Purchaser has accepted for payment all validly tendered Shares and will make prompt payment to the Depositary for the accepted Shares. The full text of the press release issued by Parent announcing completion of the Offer is attached as Exhibit (a)(1)(K) hereto and incorporated by reference herein.

    Purchaser intends to acquire all of the Shares not tendered in the Offer through the merger of Purchaser with and into the Company (the “Merger”). Purchaser anticipates that the Merger will be completed in the immediate future pursuant to Section 253 of the General Corporation Law of the State of Delaware, which permits the Merger to be consummated without a vote of the Stockholders. Upon completion of the Merger, the Company will become a wholly owned subsidiary of Parent and all remaining Stockholders who did not tender their shares in the Offer or validly demand appraisal rights in connection with the Merger in accordance with Delaware law will be entitled to receive $17.00 per Share, payable net to the seller in cash without interest, and subject to reduction only for any applicable backup withholding or stock transfer taxes required by law to be withheld from payments to Stockholders (the “Merger Consideration”). The Merger Consideration represents the same per Share consideration paid by Purchaser in the Offer. Upon completion of the Merger, the Company will file a notification with the Securities and Exchange Commission to terminate its obligations to file reports thereunder.

Item 12.  Exhibits

(a)(1)(A)	Offer to Purchase, dated July 23, 2002 (supplemented as of August 20, 2002).****
(a)(1)(B)	Form of Transmittal Letter.*
(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(D)	Press Release of Rinker Materials Corporation, dated July 9, 2002 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(E)	Press Release of CSR Limited, dated July 10, 2002 (incorporated by reference to Exhibit 99.2 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(F)	Press Release of Kiewit Materials Company, dated July 10, 2002 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(G)	Summary Publication, dated July 23, 2002.*
(a)(1)(H)	Disclosure Statement for Canadian Residents, dated July 23, 2002.*
(a)(1)(I)	Stock Power and Related Correspondence.**
(a)(1)(J)	Press Release of Rinker Materials Corporation, dated August 5, 2002.***

(a)(1)(K)	Press Release of Rinker Materials Corporation, dated September 26, 2002.

(b)	Form of Loan Agreement of Rinker Materials Corporation.* †
(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2002, by and among Rinker Materials Corporation, Jem Lear Acquisition Company, Inc. and Kiewit Materials Company (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(d)(2)	Confidentiality Agreement, dated January 10, 2002, by and between Rinker Materials Corporation and Kiewit Materials Company.*

*	Previously filed with the Commission on July 23, 2002 as an exhibit to Schedule TO and incorporated by reference herein.
**	Previously filed with the Commission on July 26, 2002 as an exhibit to Amendment No. 1 to Schedule TO/A and incorporated by reference herein.
***	Previously filed with the Commission on August 5, 2002 as an exhibit to Amendment No. 2 to Schedule TO/A and incorporated by reference herein.

****	Previously filed with the Commission on August 20, 2002 as an exhibit to Amendment No. 3 to Schedule TO/A and incorporated by reference herein.

†	Pursuant to Item 1007(d) of Regulation M-A, the name of the bank has been omitted from the Schedule TO but has been filed separately with the Commission.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RINKER MATERIALS CORPORATION

By:	/s/ THOMAS G. BURMEISTER

Thomas G. Burmeister
Chief Financial Officer

JEM LEAR ACQUISITION COMPANY, INC.

By:	/s/ THOMAS G. BURMEISTER

Thomas G. Burmeister
Vice President and Treasurer

Dated: September 26, 2002

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EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated July 23, 2002 (supplemented as of August 20, 2002).****
(a)(1)(B)	Form of Transmittal Letter.*
(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(D)	Press Release of Rinker Materials Corporation, dated July 9, 2002 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(E)	Press Release of CSR Limited, dated July 10, 2002 (incorporated by reference to Exhibit 99.2 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(F)	Press Release of Kiewit Materials Company, dated July 10, 2002 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(G)	Summary Publication, dated July 23, 2002.*
(a)(1)(H)	Disclosure Statement for Canadian Residents, dated July 23, 2002.*
(a)(1)(I)	Stock Power and Related Correspondence.**
(a)(1)(J)	Press Release of Rinker Materials Corporation, dated August 5, 2002.***
(a)(1)(K)	Press Release of Rinker Materials Corporation, dated September 26, 2002.
(b)	Form of Loan Agreement of Rinker Materials Corporation.* †
(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2002, by and among Rinker Materials Corporation, Jem Lear Acquisition Company, Inc. and Kiewit Materials Company (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(d)(2)	Confidentiality Agreement, dated January 10, 2002, by and between Rinker Materials Corporation and Kiewit Materials Company.*

*	Previously filed with the Commission on July 23, 2002 as an exhibit to Schedule TO and incorporated by reference herein.
**	Previously filed with the Commission on July 26, 2002 as an exhibit to Amendment No. 1 to Schedule TO/A and incorporated by reference herein.
***	Previously filed with the Commission on August 5, 2002 as an exhibit to Amendment No. 2 to Schedule TO/A and incorporated by reference herein.
****	Previously filed with the Commission on August 20, 2002 as an exhibit to Amendment No. 3 to Schedule TO/A and incorporated by reference herein.
†	Pursuant to Item 1007(d) of Regulation M-A, the name of the bank has been omitted from the Schedule TO but has been filed separately with the Commission.